Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated November 21, 2017 with respect to the financial statements and financial highlights of Destra Investment Trust (including Destra Flaherty & Crumrine Preferred and Income Fund and Destra Wolverine Dynamic Asset Fund (formerly Destra Wolverine Alternative Opportunities Fund)) for the year ended September 30, 2017, which is incorporated by reference in the Prospectuses and Statements of Additional Information contained in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in the Prospectuses and Statements of Additional Information contained in this Registration Statement, and to the use of our name as it appears under the caption “Financial Highlights”.

/s/ Grant Thornton LLP

Chicago, Illinois

August 23, 2018